UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                    35921N101
                                                                 ---------------
                                                                  CUSIP NUMBER

                                  (Check One):

           [x] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and
                           Form 10-QSB [ ] Form N-SAR

                       For Period Ended: December 31, 2002
                                         -----------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: N/A
                                                        ---


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            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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Part I-Registrant Information
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     Full Name of Registrant:

          FrontLine Capital Group

     Former Name if Applicable:

          N/A

     Address of Principal Executive Office (Street and Number):

          405 Lexington Avenue, 26th Floor

     City, State and Zip Code

          New York, New York 10174

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Part II-Rules 12b-25 (b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's annual report on Form 10-K could not be filed within the prescribed time period because the Registrant was not able to complete timely its financial statements and other parts of its Form 10-K without unreasonable effort or expense. The Registrant's primary operating subsidiary, HQ Global Workplaces, Inc. ("HQ"), filed a voluntary petition for reorganization under Chapter 11 of the United States Federal Bankruptcy Code on March 13, 2002 and has been functioning in bankruptcy since. In the beginning of March 2003 the Corporate Finance Department of HQ reduced the quantity of its personnel by approximately 50%. The critical reduction in HQ's staff in addition to ongoing significant demands placed on the staff by virtue of the bankruptcy process resulted in the audited 2002 financial information regarding HQ being unavailable to the Registrant until March 31, 2003. As a result, the Registrant is delayed in compiling the information necessary for completing the audit of its financial statements for 2002. The Registrant anticipates filing the subject report on or before the fifteenth calendar day following the prescribed due date.

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Part IV-Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

James D. Burnham,
Chief Financial Officer               212                     931-8000
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(Name)                                (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the Form 10-K for 2002. During this reporting period the Registrant's primary operating subsidiary, HQ, has been functioning in bankruptcy. This is expected to result in approximately 30% decrease in the Registrant's revenues for the fiscal year 2002 compared with the fiscal year 2001.

                             FrontLine Capital Group
                             -----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003                By: /s/ James D. Burnahm
      --------------------------        ------------------------------------
                                    Name:  James D. Burnahm
                                    Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).